PEBBLE RUN ACQUISITION CORPORATION
                             215 Apolena Avenue
                        Newport Beach, California 92662

                             ---------------------

                               December 9, 2013


Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

                                    Re: Pebble Run Acquisition Corporation
					Amendment No. 1 to registration
					statement on Form 10
					Filed December 9, 2013
					File No. 000-55067


To the Securities and Exchange Commission:

     Pebble Run Acquisition Corporation (the "Company") has filed its Form 10 and amendment thereto and in regard to such filing acknowledges that:

     The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     The comments of the Staff of the Securities and Exchange Commission or changes to the disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing; and

     The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                Sincerely,

                                Pebble Run Acquisition Corporation


                                By: /s/ James M. Cassidy
                                    President